Exhibit 99.4

CHAIRMAN’S AGM SPEECH – 2019

Growing Responsibly - Vedanta to support India’s inclusive growth story

Good Morning Ladies and gentlemen. On behalf of the Board of Directors, I am delighted to welcome you all to the 54th Annual General Meeting of your Company. Thank you for taking the time to join us today.

We are living in a pivotal moment in India’s history. It is a time of opportunity, inclusive growth and transformation. The nation has never been younger; two-thirds of Indians are under 35. It has never been more ambitious; a $5 trillion economy is just one milestone in the journey to becoming an economic powerhouse. As against global economic growth at a steady 3 percent, our country’s GDP is estimated to grow by 7.3% in 2019 and 7.5% in 2020, making us one of the few large emerging economies. The world is looking at India to play the role of the lead growth engine, a role China played for almost three decades.

Against this backdrop, the re-election of Prime Minister Modi, with a resounding mandate, reflects the clarity of purpose of the people of India. It is an endorsement of his decisive leadership in pushing through his government’s developmental and economic agenda, and his commitment to continue with the policy reforms in all critical sectors such as infrastructure, natural resources, manufacturing and financial services. The budget presented last week is futuristic and pragmatic. I am pleased that the Budget speech described corporate India as job creators, wealth creators and partners in the nation’s inclusive journey ahead.

The mega-targets set in the Budget for investment in infrastructure sector for ₹100-lakh crores over the next five years will lead urbanisation and industrialization in the country, generating significant demand for natural resources. India currently has a resources’ import bill of US$465 billion. Our country has a similar geology as Brazil, Australia and South Africa, where the natural resource sector contributes 8-10 per cent of the GDP. However, in India, the sector contributes only around 4 per cent of the GDP. The sector occupies an even more prominent positioning amongst the government’s priority. The Government announced a progressive new National Mineral Policy, 2019 in February this year. Similarly, the progressive reforms in the oil and gas sector such as OALP have started to lay seeds for incremental investments in this sector. I am optimistic that in the coming year we will witness path breaking reforms in our sector.

This presents your company, as not only India’s but the region’s only diversified natural resources corporate, with a unique opportunity to provide the vital commodities the country needs for infrastructure development, asset creation, mobility, housing, consumer goods and general consumption for its growth. The demand potential for our resources such as oil & gas, zinc-lead, silver, aluminium, iron ore & steel and copper is immense. Your company will be instrumental in addressing the growing demand in India and the region.

India currently imports around 80% of its oil & gas requirements amounting to US$150bn. As India’s largest private sector oil & gas producer, your company aims to double its current contribution of 27% of nation’s production. Your company is now, also, the largest private acreage holder in the country with acquisition of 53 new blocks under the new licensing policy.

Our growth plans will see us become the world’s largest zinc producer and one among the top 3 silver producers globally. We successfully built and commissioned the Gamsberg mining complex in South Africa, this year, which is the world’s largest undeveloped zinc deposit.

We are the largest primary producer of Aluminium in the country. Our plans will see us produce 3mt of integrated aluminium, an increase of 50%.

Let me now talk about your company’s performance.

It is a pleasure to report another strong year, despite challenging business environment.

During FY 19, we registered a revenue of Rs. 93,373 crore with an EBITDA margin of 31% at Rs. 24,961 crore. Our strong operational performance, led to a FCF at ₹11, 553 crore , an increase of 47% y-o-y.

We paid an industry leading dividend of Rs. 18.85 per share, aggregating to a total payout of Rs. 7,005 crore during the year.

Your company also contributed ₹42,000 crores, to the Indian exchequer, which represents a significant part of the GDP.

Our strong balance sheet gives us required flexibility to fund and grow our businesses. In the last fiscal, we spent around Rs. 10,000 crore on capital expenditure programs, one of the largest in the private sector.

Turning to the important subject of our social performance and sustainability, we also set ourselves high global standards for our performance with respect to the environment and communities we operate in. I am also pleased by the significant progress made by your company on water, energy and carbon management.

Your company has invested ₹309 crore in social programmes, directly touching the lives of three million people. This includes programs for women and child welfare, healthcare, agriculture, youth skilling, sports & culture and environment protection. This year we inaugurated the 500th ‘Nand Ghar’ in our journey towards setting up a network of 4,000 Nand Ghars across India. It gives me pleasure to showcase this flagship project Nand Ghar, through a Virtual Reality (VR) film set-up at the registration counter. I hope you will appreciate this on your way out.

Your company has 76,000+ talented men and women who have during the year innovated, created new records, increasing efficiencies with highest safety standards, in pursuit of excellence. We take pride in the significant high representation of women, in our workforce and particularly at senior positions. Women comprise ~11% of our workforce and 20% of our Board. We are focused on developing young talent and we promoted 600+ high potential candidates to elevated leadership roles from within.

Your company prides itself in staying at the forefront of innovation, technology and digitalisation across our businesses. The SK mine is a global example of a fully automated mine that will reduce costs and enhance safety. Similarly, at Gamsberg, we have leading-edge robotic and real time systems.

At the Oil & gas business, use of Artificial Intelligence and Predictive data analytics in our operations is driving enhanced production and safety. The business has deployed the largest polymer enhanced oil recovery program in the world, which is now being followed by one of the world’s largest ASP flooding.

Our seven pillars (HSE, People practices, Values, ethics and governance, digitization, innovation, technology and excellence, quality, growth and giving back to society) are our guiding hand rails and value-set, in how we conduct our business.

Looking ahead, we are excited by the prospects in our businesses which include

1.	Ramp up in zinc, lead and especially silver production from Hindustan Zinc and the benefit of a full year’s production from our Gamsberg Zinc mine in South Africa

2.	Increased production from our Oil and Gas business as the first phase of our projects come on stream

3.	Continued structural changes to our cost structure in the Aluminium business while increasing volumes

Looking at the medium term our plans include a total capital investment of Rs. 55,000 crores to increase production by about 50% across our businesses which we expect to fund from internal cash flows.

We will continue to deliver for you- our shareholders; for our own people and their development; the communities and the environments in which we operate; and most importantly for our nation to meet its growing needs. In all aspects of our business, I see a Company inspired, hungry, agile and focused on the opportunities ahead.

And just before I close, I would like to thank you, our shareholders, our board of directors, our customers, business and JV partners, central and state governments, local communities, our advisors, banks & financial institutions – and each one of our extended family of 76,000 people who make Vedanta, the company we are.

Ladies and gentlemen, thank you for your presence and kind attention, today.

Navin Agarwal

Chairman, Vedanta Limited